3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

August 1, 2016

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Lyn Shenk, Branch Chief, Office of
Transportation and Leisure

Re:	Bojangles’, Inc. Form 10-K for Fiscal Year Ended December 27, 2015 Filed March 11, 2016 File No. 001-37374

Ladies and Gentleman:

We are submitting this letter on behalf of our client, Bojangles’, Inc. (the “Company”), in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) contained in your letter, dated July 20, 2016 (the “Comment Letter”), with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2015 (the “Form 10-K”), as filed with the SEC on March 11, 2016.

For your convenience, our responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items contained in the Comment Letter. Each of the comments from the Comment Letter is restated in bold and italics prior to the Company’s response.

Form 10-K for Fiscal Year Ended December 27, 2015

Item 7: Management’s Discussion and Analysis

Net Income, Pro Forma Net Income, Pro Forma Diluted Net Income per Share, EBITDA and Adjusted EBITDA, page 45

1.	We note that you title certain of your non-GAAP measures as “Pro Forma Net Income” and “Pro Forma Diluted Net Income.” Please revise the labeling of these measures so as not to imply that their titles are prepared pursuant to Article 11 of Regulation S-X.

In response to the Staff’s comment, in future filings, the Company will revise the titles of the non-GAAP measures “Pro Forma Net Income” and “Pro Forma Diluted Net Income per Share” to “Adjusted Net Income” and “Adjusted Diluted Net Income per Share,” respectively.

Securities and Exchange Commission

August 1, 2016

2.	Please reconcile your statement that “Pro Forma Net Income”, “Pro Forma Diluted Net Income per Share” and “Adjusted EBITDA” represent measures that exclude items you do not believe to be representative of your ongoing operating performance with your statement on page 46 that investors should be aware that in the future you will incur expenses or charges such as those added back to calculate Pro Forma Net Income, Pro Forma Diluted Net Income per Share, EBITDA and Adjusted EBITDA.

The statements cited by the Staff in its comment reflect the view of the Company that excluding certain recurring items from Adjusted Net Income, Adjusted Diluted Net Income per Share and Adjusted EBITDA allows the Company to illustrate performance across reporting periods on a consistent basis. While certain excluded items recur over time, these items recur unpredictably or in amounts that vary significantly across reporting periods unrelated to fluctuations in Company operating performance and, as such, are not measures that are representative of the Company’s ongoing performance and are thus appropriate to exclude from non-GAAP measures such as Adjusted Net Income, Adjusted Diluted Net Income per Share and Adjusted EBITDA. The Company believes that including performance measures such as Adjusted Net Income, Adjusted Diluted Net Income per Share and Adjusted EBITDA without adjusting for particular items that affected performance in each period or that vary significantly among similar companies would make it more difficult for investors and investment analysts to evaluate period-over-period performance of the Company’s ongoing business operations.

In response to the Staff’s comment, in future filings, the Company will clearly designate those items that are excluded from its non-GAAP measures that are expected to be incurred or realized in future periods.

3.	We note that certain excluded expenses from your non-GAAP calculations are titled under replica headings as those under other non-GAAP calculations, although the amounts differ. For example, the non-GAAP measures “Pro Forma Net Income” and “Adjusted EBITDA” exclude line items named “stock-based compensation” and “certain professional and transaction costs” for which the adjusted charges for the presented periods differ between the referenced measures. We note the footnote disclosure for each of these items is slightly different under each non-GAAP reconciliation. Please consider revising the labeling of line items with identical names, yet differing amounts for clarity.

The reconciling items indicated in the Staff’s comment are broad categories and include multiple sub-items that may or may not be applicable to all non-GAAP reconciliations included in the Form 10-K. Where sub-items were not applicable to a particular reconciliation, such sub-items were simply removed from the description and amount of the reconciling item, resulting in the differences noted by the Staff.

In response to the Staff’s comment, in future filings, the Company will revise the labeling of certain line items in the reconciliations of non-GAAP measures, and these reconciliations will be accompanied by sufficient detail to ensure consistency and clarity across reconciliations in both description and amount.

Securities and Exchange Commission

August 1, 2016

Form 8-K Furnished May 5, 2016

4.	You disclose Pro Forma Net Income, Pro Forma Diluted Net Income per Share, and Adjusted EBITDA, which may be inconsistent with the updated Compliance and Disclosure Interpretations the Division issued on May 17, 2016. Please review this guidance when preparing your next earnings release.

The Company acknowledges the Staff’s comment. The Company will review and reflect the updated Compliance and Disclosure Interpretations issued on May 17, 2016 in future earnings releases and other applicable disclosures.

We thank you for your prompt attention to this letter responding to the Staff’s Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this filing to the undersigned at 215.981.4562 or to Barry M. Abelson at 215.981.4282.

Sincerely,

/s/ Scott R. Jones
Scott R. Jones

cc:	Via E-mail Clifton Rutledge M. John Jordan Eric M. Newman Barry M. Abelson

Securities and Exchange Commission

August 1, 2016

August 1, 2016

VIA EDGAR AND OVERNIGHT MAIL

Securities and Exchange Commission

100 F. Street, N.E.

Washington, DC 20549

Attention:	Lyn Shenk, Branch Chief, Office of
Transportation and Leisure

Re:	Bojangles’, Inc.
Form 10-K for Fiscal Year Ended December 27, 2015
Filed March 11, 2016
File No. 001-37374

Ladies and Gentlemen:

Bojangles’, Inc. (the “Company”) confirms receipt of the letter dated July 20, 2016 from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “SEC”) with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 27, 2015, as filed with the SEC on March 11, 2016. In response to the Staff’s comments, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Very truly yours,

BOJANGLES’, INC.

By:	/s/ M. John Jordan
Name:	M. John Jordan
Title:	Senior Vice President of Finance, Chief Financial Officer and Treasurer

cc:	Clifton Rutledge
Eric M. Newman
Barry M. Abelson
Scott R. Jones